UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated August 12, 2026

Item 1

RELEVANT INFORMATION

Bogotá, August 12, 2026. Grupo Aval Acciones y Valores S.A. informs that the materials regarding the quarterly consolidated results as of June 30, 2026, that will be presented in the call scheduled for the 13th of August 2026, are available in the following links:

Report:

•	https://www.grupoaval.com/repositorio/grupoaval/inversionistas/investor-relations/financial-results/quarterly-results/information-for-international-investors/2026/2q-2026-quarterly-report.pdf

Presentation:

•	https://www.grupoaval.com/repositorio/grupoaval/inversionistas/investor-relations/financial-results/quarterly-results/information-for-international-investors/2026/2q-26-conference-call-presentation.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel